Linklaters LLP

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Direct Line (+44) 20 7456 5714/3822

mark.kingstone@linklaters.com

catherine.sam@linklaters.com

First Trust Portfolios L.P. 120 East Liberty Drive Suite 400 Wheaton Illinois 60187 USA

9 October 2018

Our Ref	Mark Kingstone / Catherine Sam

Dear Sirs

Global Target 15 Portfolio – 4th Quarter 2018 Series FT 7630

1	We have acted as special United Kingdom (“UK”) taxation advisers in connection with the issue of units (“Units”) in the Global Target 15 Portfolio, 4th Quarter 2018 Series (the “Trust”) on the basis of directions given to us by Chapman and Cutler LLP, your counsel.
2	This opinion is limited to UK taxation law as applied in practice on the date hereof by HM Revenue & Customs (“HMRC”) and is given on the basis that it will be governed by and construed in accordance with English law as enacted. Where reference is made to HMRC practice, there can be no assurance that HMRC will not depart from such practice, either because of the presence of particular factual circumstances or generally.
3	For the purpose of this opinion, the only documentation which we have examined is a draft prospectus for the FT 7630 dated 17 September 2018 (the “Prospectus”) comprising the Trust and the 4th Quarter 2018 Series of 13 further unit trusts (together the “Funds”). We have been advised by Chapman and Cutler LLP that there will be no material differences between the Prospectus and the final prospectus to be issued for the Funds and to be dated 9 October 2018. Terms defined in the Prospectus bear the same meaning herein.
4	We have assumed for the purposes of this opinion that:
4.1	a holder of Units (“Unit holder”) is, under the terms of the Indenture governing the Trust, entitled to have paid to him (subject to a deduction for annual expenses, including total applicable custodial fees and certain other costs associated with foreign trading and annual Trustee’s, Sponsor’s, portfolio supervisory, evaluation and administrative fees and expenses) his pro rata share of all the income which arises to the Trust from the investments in the Trust, and that, under the governing law of the Indenture, this is a right as against the assets of the Trust rather than a right enforceable in damages only against the Trustee;
4.2	for taxation purposes the Trustee is not a UK resident and is a US resident;
4.3	the general administration of the Trust and all activities of both the Trust and the Trustee in its capacity as Trustee of the Trust not carried out by agents satisfying the conditions in paragraphs 7.1 to 7.6 below will be carried out only in the US;
4.4	no Units are registered in a register kept in the UK by or on behalf of the Trustee;
4.5	the Trust is not treated as a corporation for US tax purposes;
4.6	the Trust will not hold any direct interest in UK land or a greater than 25 per cent. interest in any entity deriving 75 per cent. or more of its value from UK land;
4.7	the structure, including the investment strategy of the Trust, will be substantially the same as that set out in the Prospectus;
4.8	each Unit holder is not resident in the UK (and has never been resident in the UK, including for the purposes of Schedule 45 to the Finance Act 2013), nor is any such Unit holder carrying on a trade, profession or vocation in the UK and in particular does not carry on a trade, profession or vocation in the UK through any form of taxable presence in the UK (including a permanent establishment, branch or agency);
4.9	neither the Trustee nor any of the Unit holders are, or will be, resident in any member state of the European Union; and
4.10	any instrument transferring Units will not be executed in the UK or relate to any property situate or to any matter or thing done or to be done in any part of the United Kingdom.
5	We understand that the portfolio of the Trust will consist of the common stock of the five companies with the lowest per share stock price of the ten companies in each of the Dow Jones Industrial Average, the Financial Times Industrial Ordinary Share Index and the Hang Seng Index respectively having the highest dividend yield in the respective index as at the close of business on the business day prior to the date of the final prospectus to be issued for the Funds; and that the Trust will hold such common stocks for a period of approximately fifteen months, after which time the Trust will terminate and the stocks will be sold. We address UK tax issues in relation only to the common stocks of companies in the Financial Times Industrial Ordinary Share Index comprised in the portfolio of the Trust (the “UK Equities”).
6	The Trust may be held to be trading in stock rather than holding stock for investment purposes by virtue, inter alia, of the length of the time for which the stock is held. If the stock is purchased and sold through a UK agent, then, if the Trust is held to be trading in such stock, profits may, subject to paragraph 7 below, be liable to UK tax on income.
7	Under current law, liability to UK tax on such profits will be limited to the amount of tax (if any) withheld from the Trust’s income provided such profits derive from transactions carried out on behalf of the Trust by a UK agent where the following conditions are satisfied:
7.1	the transactions from which the profits are derived are investment transactions. The Corporation Tax Act 2010 gave HMRC the power to designate transactions as “investment transactions” for this purpose. Pursuant to this power the Investment Manager (Investment Transactions) Regulations 2014 entered into force on 8 April 2014, which applies the definition given in the Investment Transactions (Tax) Regulations 2014. These regulations specify which transactions will qualify as “investment transactions” and include transactions in stocks and shares. We would, therefore, expect the activities of the UK agent in relation to the Trust to continue to qualify as “investment transactions” for these purposes;

7.2	the agent carries on a business of providing investment management services;
7.3	the transactions are carried out by the agent on behalf of the Trust in the ordinary course of that business;
7.4	the remuneration received by the agent is at a rate which is not less than that which is customary for the type of business concerned;
7.5	the agent (together with persons connected with the agent) does not have a beneficial interest in more than 20 per cent. of the Trust’s income derived from the investment transactions carried out through the agent in any tax year or period of not more than 5 years (excluding reasonable management fees paid to the agent); and
7.6	the agent acts for the Trust in an independent capacity.

The agent will act in an independent capacity if the relationship between the agent and the Trust, taking account of its legal, financial and commercial characteristics, is one which would exist between persons carrying on independent businesses dealing at arm’s length. This will be regarded as the case by HMRC if, for example, the provision of services by the agent to the Trust (and any connected person) does not form a substantial part of the agent’s business (namely where it does not exceed 70 per cent. of the agent’s business, by reference to fees or some other measure if appropriate).

In addition, this condition will be regarded as satisfied by HMRC if the Trust is a widely held collective fund or if the interests in the Trust are actively marketed with the intention that it becomes a widely held collective fund.

Further, where stock is purchased and sold by the Trust through a UK broker in the ordinary course of a brokerage business carried on in the UK by that broker, the remuneration which the broker receives for the transactions is at a rate which is no less than that which is customary for that class of business and the broker acts in no other capacity for the Trust in the UK, profits arising from transactions carried out through that broker will not be liable to UK tax (other than to the extent tax is withheld at source).

Accordingly, provided the conditions are satisfied, unless a Unit holder, not being resident in the UK, itself carries on a trade in the UK (other than through an agent or a broker acting in the manner described above) in connection with which the Units are held, the Unit holder will not be charged to UK tax on such profits (other than to the extent tax is withheld at source).

8	It should be noted that the UK tax liability of non-resident companies that benefit from a double tax treaty entered into by the UK and their country of residence which restricts any tax liability on trading profits to profits attributable to a “permanent establishment” is determined by reference to a “permanent establishment” rather than a “branch or agency”. Should the Trust comprise such a company for UK tax purposes, its agent will not be considered the permanent establishment of the Trust and, accordingly, the Trust will not be liable to UK tax on income provided that conditions very similar to those described in paragraph 7 are satisfied. Where the Trust is not such a company for UK tax purposes, the preceding analysis in paragraph 7 applies.
9	If the Trustee has a presence in the UK then it is technically possible that income or gains of the Trust could be assessed upon the Trustee, whether arising from securities (which includes stock) or from dealings in those securities. We understand that the Trustee has a permanent establishment in the UK. However, we consider that any such risk should be remote provided that the UK permanent establishment of the Trustee will not have any involvement with establishing or managing the Trust or its assets nor derive income or gains from the Trust or its assets.

10	Where the Trustee makes capital gains on the disposal of the UK Equities, a Unit holder will not be liable to UK capital gains tax on those gains.
11	UK stamp duty will generally be payable at the rate of 0.5 per cent. of the consideration (rounded up to the nearest multiple of £5) in respect of a transfer of the shares in UK incorporated companies or in respect of transfers to be effected on a UK share register. UK stamp duty reserve tax will generally be payable on the entering into of an unconditional agreement to transfer such shares, or on a conditional agreement to transfer such shares becoming unconditional, at the rate of 0.5 per cent. of the consideration to be provided. A liability to stamp duty reserve tax will generally be cancelled where stamp duty is paid on transfer. The tax will generally be paid by the purchaser of such shares.

No UK stamp duty or stamp duty reserve tax should be payable, by the Trust or a Unit holder, on an agreement to transfer Units or on a transfer of Units.

12	In our opinion the taxation paragraphs contained on pages 78 to 79 of the Prospectus under the heading “United Kingdom Taxation”, as governed by the general words appearing immediately under that heading, which relate to the Trust and which are to be contained in the final prospectus to be issued for the Funds, represent a fair summary of material UK taxation consequences for a US resident holder of Units in the Trust.
13	This opinion is addressed to you on the understanding that you (and only you) may rely upon it in connection with the issue and sale of the Units (and for no other purpose).

This opinion may not be quoted or referred to in any public document or filed with any governmental agency or other person without our written consent. We understand that it is intended to produce a copy of this opinion to the Trustee. We consent to the provision of this opinion to the Trustee and confirm that, insofar as this opinion relates to the UK tax consequences for the Trust and US persons holding Units in the Trust, the Trustee may similarly rely upon it in connection with the issue and sale of Units. However you should note that this opinion does not consider the UK tax consequences for the Trustee arising from its duties in respect of the Trust under the Indenture.

We consent further to the reference which is to be made in the prospectus to be issued for the Trust to our opinion as to the UK tax consequences to US persons holding Units in the Trust.

Yours faithfully

Linklaters LLP